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                                                                       EXHIBIT 2




                General Scanning Adopts Shareholders Rights Plan


     WATERTOWN, Mass., May 1 /PRNewswire/ -- General Scanning Inc. (Nasdaq:
GSCN) announced that, at its Board of Directors meeting yesterday, the Board declared a special dividend distribution of one Preferred Share Purchase Right for each outstanding share of General Scanning common stock. This dividend will be distributed on May 1, 1997 to stockholders of record as of the close of business on that date. Each Right would entitle a stockholder to buy 1/10,000th of a share of a new series of junior participating preferred stock at an exercise price of $70. The Rights will become exercisable only if a person or group acquires 20% or more of General Scanning's common stock or announces a tender offer the consummation of which would result in ownership of 20% or more of the common stock, and may be exercised only after ten days (subject to extension by action of the Directors) have expired following such acquisition or commencement of a tender offer. The Company will be entitled, at the option of the Board of Directors (in certain cases with the concurrence of the Continuing Directors, as defined in the Rights Plan), to redeem the Rights at $.001 per Right at any time within such ten days (or such extended period).

     Once a person or group has acquired 20% or more of the outstanding common stock of General Scanning, each Right not owned by such acquiring person or group may entitle its holder to purchase, at the exercise price of $70, shares of common stock of General Scanning or of any company that acquires more than 50% of General Scanning's business or into which General Scanning is merged (or, in certain circumstances as determined by the Board, cash or other securities of General Scanning or such successor or acquiring company), having a market value at that time equal to twice the Right's exercise price. At any time after an event triggering exercisability of the Rights and prior to the acquisition by the acquiring person or group of 50% or more of the Company's outstanding common stock, the Continuing Directors may exchange the Rights (other than those held by such acquiring person or group) in whole or in part for common stock of the Company at an exchange ratio of one share of common stock per Right.

     The Rights will expire on May 1, 2007, unless redeemed prior to that date. Distribution of the Rights is not taxable to stockholders.

     Charles D. Winston, President and CEO of General Scanning, said: "This Rights Plan is designed to help the Board of Directors assure that all General Scanning stockholders are treated fairly in any unsolicited merger or
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other acquisition, and to assist the Board in maximizing shareholder value in any such circumstance."

     A detailed description of the Rights Plan will be mailed to General Scanning's stockholders at the time of the distribution.

     General Scanning Inc., headquartered in Watertown, Massachusetts, develops and manufactures a broad line of laser systems for a wide range of applications in the semiconductor, electronics, aircraft and medical industries. In addition, the Company produces a line of laser subsystems and components which are used in the Company's own systems as well as sold to other manufacturers of laser systems. General Scanning also designs and manufactures under ISO 9001 certification a line of thermal printers for leading medical instrument companies.

SOURCE    General Scanning Inc.

-0-                 5/1/97

/CONTACT: Fran Crecco of General Scanning Inc., 617-924-1010, Ext. 205/ /General Scanning press releases available through Company News On
Call by fax, 800-758-5804, ext. 107189, or at http://www.prnewswire.com/
(GSCN)